SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Composition of the Committees of the Board of Directors of Coca-Cola HBC AG and determination of new members of the Board of Directors of Coca-Cola HBC AG

Zug, Switzerland - 27 June 2014 - Coca-Cola HBC AG ("Coca-Cola HBC") announces today that its Board of directors ("Board") has appointed Mr. John P. Sechi as a member of the Audit Committee and Mr. José Octavio Reyes as a member of the Nomination and Social Responsibility Committees, with effect from 27 June 2014. Furthermore, the Board has elected Mr. Anastassis G. David as Vice-Chairman of the Board. These appointments have been made pursuant to the announcements released by Coca-Cola HBC AG on 28 May 2014 and 26 June 2014, and the election of Anastasios I. Leventis, Christo Leventis, José Octavio Reyes and John P. Sechi as non-executive directors following the retirement of Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan F. Heidenreich from the Board as of the annual general meeting on 25 June 2014 ("AGM").

Coca-Cola HBC's Board has also determined that Mr. John P. Sechi is independent in character and judgment and that his employment with The Coca-Cola Company prior to 2000 does not represent a material business relationship that is likely to affect, or could appear to affect, his judgement. Consequently, the Board considers Mr. Sechi to be independent in accordance with the criteria set out in the UK Corporate Governance Code. In addition, the Board considers that Mr. Sechi, as a member of the Audit Committee, meets the independence criteria of Rule 10A-3 under the US Securities Exchange Act of 1934. The Board considers the other newly-appointed non-executive directors, Anastasios I. Leventis, Christo Leventis and José Octavio Reyes, not to be independent for purposes of the UK Corporate Governance Code, due to the existing business relationships with Coca-Cola HBC's major shareholders, Kar-Tess Holding S.A. and The Coca-Cola Company which could be considered material.

Aside from the information set out above, no further information is required to be disclosed pursuant to the UK Financial Conduct Authority's Listing Rule 9.6.13 and none of the new non-executive directors hold any interests in the shares of Coca-Cola HBC.

This announcement is made pursuant to Listing Rule 9.6.11.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development